
July 22, 2024

Clifford Starke
Chief Executive Officer
Flora Growth Corp.
3230 W. Commercial Boulevard, Suite 180
Fort Lauderdale, FL 33309

   Re: Flora Growth Corp.
     Offering Statement on Form 1-A
     Filed July 16, 2024
     File No. 024-12465

Dear Clifford Starke:

   This is to advise you that we do not intend to review your offering statement.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

   Please contact Tyler Howes at 202-551-3370 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Richard Raymer, Esq.